Exhibit 10.5

September 15, 2011

Shane Cooke
Kirriemuir
Stillorgan Park, Stillorgan
County Dublin
Ireland

Dear Shane:

I am pleased to confirm your position as President, Alkermes plc (“Parent Company”) and Director and President of Alkermes Pharma Ireland Ltd. (the “Company”), reporting to Richard Pops.

1.
Effective Date:  Your full-time employment with the Company will commence upon the closing of the acquisition (the “Acquisition”) by Alkermes, Inc. of the global drug delivery technologies business of Elan Corporation plc (“Elan”).  A condition of your commencement of employment with the Company is that the Acquisition closes pursuant to the merger agreement between Elan, and various corporate entities related to Elan, and Alkermes, Inc.  If this condition is not satisfied by November 5, 2011, this offer of employment will expire and any acceptance will be ineffective.

2.
Compensation:  Your compensation is subject to approval by the Compensation Committee (the “Compensation Committee”) of the Board of Directors of  Parent Company and this paragraph is conditioned upon its approval of the following terms. Your base compensation will initially be €444,500 per annum, subject to deduction of tax and PRSI and any other deduction required by law. You will be paid monthly, in arrears, in accordance with the Company’s payroll procedures. You will be eligible to participate in the Parent Company reporting officer performance pay plan for fiscal year 2012. Your performance pay range under that plan will be 0 to 150% of your base compensation and your target performance pay will be 75% of your base compensation at the time of determination of performance pay under the plan.  Your actual performance pay will be based on individual and Parent Company performance.  For the fiscal year 2012 plan, you will receive a pro-rata 15 month performance pay bonus to cover the period of January 1, 2011 through March 31, 2012.

3.
Car Benefit:  The Company will provide you with a cash car allowance (paid monthly in arrears) to the value of €24,000 gross per annum. Benefit in kind is payable by you on this amount. The provision is governed by the Company Car Allowance Policy.

4.
Pension: You have confirmed that you have your own private pension plan, and that you would prefer to continue with that arrangement. As such, the Company will make contributions to your private pension plan in the amount of 23.55% of basic payroll salary. In that regard, the Company will require you to sign a release confirming that you have voluntarily elected not to participate in the Company’s pension plan. The Company will ensure that you are covered under its plans for death-in-service and disability benefits in line with those provided generally for executives at your level.

5.
 Equity Participation, Vesting of Stock:  Subject to approval by the Compensation Committee, you will be granted a ten (10) year stock option exercisable for 350,000 shares of Parent Company common stock and a restricted stock unit award for 50,000 shares of Parent Company common stock.  The Compensation Committee generally meets once per month to approve grants for employees who began employment at the Company during the previous month. The price of the option will be the closing price of the stock on the date of grant.  The option and the restricted stock units will vest ratably over four (4) years on the anniversary of the grant date, provided that you remain employed by the Company. You will receive grant certificates after the date of grant which will include the grant price for the options and vesting schedule.  In the event of termination of your employment for any reason, vesting shall cease.  We will provide you with a copy of the Parent Company’s Stock Option and Incentive Plan for complete details.

6.	Service Credit: Your previous service with Elan will be credited for the purposes of service calculations and benefits eligibility.

7.
Health Insurance Allowance:  You will be provided with a health insurance allowance of up to a maximum amount of €1,100 gross per annum. This allowance is available for you to use towards the cost of health and/or dental insurance coverage for you and your dependents. For further information on the health insurance allowance or information on the Company’s QUINN, Aviva and VHI Group plans, please contact Human Resources.

8.
Annual Leave: The Company leave year runs from 1st January to 31st December and annual leave must be taken during the year. You are entitled to twenty-one (21) days annual leave per annum. Employees have the option to purchase up to three days annual leave in addition to their normal entitlement.  Accrued, but unused, annual leave, up to a maximum of five (5) days, may be carried over to the following year, at the Company discretion, and must be used within six months of the end of the year during which the leave was accrued.

9.
Termination of Employment: Your employment may be terminated by the Company by giving three (3) months’ notice or notice in accordance with the Ireland Minimum Notice and Terms of Employment Act of 1973, whichever is greater. The Company reserves the right to make a payment to you in lieu of notice. In cases of misconduct, your employment may be terminated without notice. Should you wish to resign from the Company, you must give three (3) months’ notice. Your employment agreement will contain standard severance terms applicable to certain executives of the Company, including that you will receive 18 months’ severance if you are terminated by the Company without cause or if you terminate your employment with the Company under certain other conditions.

10.
Proprietary Information, No Conflicts:  You agree to execute the Company’s standard Employee Agreement with Respect to Inventions and Proprietary Information and to be bound by all of the provisions thereof.  A copy is enclosed with this letter.  You hereby represent that you are not presently bound by any employment agreement, confidential or proprietary information agreement or similar agreement with any current or previous employer that would impose any restriction on your acceptance of this offer or that would interfere with your ability to fulfill the responsibilities of your position with the Company.

Shane, we are all very enthusiastic about the prospect of you joining the executive team at Alkermes plc. We believe your contribution to the combined company will be a significant factor in its success.

Please indicate your acceptance of the foregoing by signing one of the duplicate originals of this letter and returning it to me as indicated below no later than one week from the date of this letter.  After that date, the offer will lapse.

Please return this entire letter, with your signature, by fax to my attention at (781) 890-0486 with the original to follow by mail addressed to me at the above address and marked confidential.  Due to the confidentiality of this document please do not fax it back using any other number.  The other duplicate original is for your records.

Yours truly,

/s/ Madeline Coffin
Vice President, Human Resources
ALKERMES, INC.

The foregoing is signed and accepted as of the date first above written by:

___________________________________________                                                                                           ______________________
/s/ Shane Cooke                                                                                                Date